UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 24, 2017, Medigus Ltd. (the “Company”) entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors to purchase (i) 810,000 of the Company’s American Depositary Shares (“ADSs”), representing 40,500,000 Ordinary Shares, at a purchase price of $2.00 per ADS in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 405,000 ADSs representing 20,250,000 ordinary shares, at an initial exercise price of $2.25 per ADS (the “Warrants”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The Company engaged H.C. Wainwright & Co., LLC to serve as its placement agent in connection with the Offerings. The total gross proceeds to the Company from the Offerings will total $1,620,000. The closing of the sale of the ADSs and Warrants is expected to occur on or about November 28, 2017, subject to the satisfaction of customary closing conditions.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of November 24, 2017, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-213280) (the “Registration Statement”), which became effective on August 31, 2016, and the base prospectus dated as of August 31, 2016 contained in such Registration Statement.  The Warrants to be issued in the Private Placement, along with the ADSs issuable upon their exercise, are being offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Warrants will be exercisable beginning on the six-month anniversary of their issuance date and have a term of five and a half years.

For its services in the Offering, the placement agent will receive a total fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the placement agent for its expenses up to a maximum of $45,000. In addition, the Company agreed to issue the placement agent warrants to purchase 7% of the aggregate number of ADSs sold in the Offering (the “Placement Agent Warrants”).  The Placement Agent Warrants have an expiration date of November 24, 2022, and shall have an exercise price equal to $2.5 per ADS, which represents 125% of the purchase price per ADS sold in the Registered Direct Offering.

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 hereto. Copies of the form of Purchase Agreement and Warrant are filed as Exhibits 10.1 and 4.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registration Statement and the registration statements on Form S-8 (File No. 333-206803 and No. 333-221019) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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Warning Concerning Forward Looking Statements

 This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about November 28, 2017. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

4.1	Form of Warrant between the Company and the purchasers in the Offering.

5.1	Opinion of Meitar Liquornik Geva Leshem Tal.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Offering.

23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1).

99.1	Press Release dated November 24, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 24, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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